UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 25, 2013

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BHP Billiton Limited and BHP Billiton Plc

Date: September 25, 2013	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary

If undeliverable please return to:
Computershare Investor Services Pty Limited
GPO Box 782
Melbourne Vic 3001
Australia
POSTAGE
PAID
AUSTRALIA
bhpbilliton
resourcing the future
BHP Billiton Limited
Shareholder Pack 2013
Information online
General information on BHP Billiton and the 2013
Annual Report, Summary Review, Sustainability Report
and Notice of Meeting can be found online at www.bhpbilliton.com
You can also vote online via www.bhpbilliton.com
or at www.investorvote.com.au or use BHP Billiton’s
mobile voting service for smartphones, see enclosed
instructions for more details.
168427_01HWQG

All correspondence to:
BHP Billiton Share Registrar
Computershare Investor Services Pty Limited
GPO Box 782
Melbourne Victoria 3001
Australia
Questions from Shareholders
The Annual General Meeting (AGM) of BHP Billiton Limited will be held at the Perth Convention and Exhibition Centre,
21 Mounts Bay Road, Perth Western Australia on Thursday, 21 November 2013 at 9:30am (Perth time). Shareholders who are unable to attend the meeting or who may prefer to register questions in advance, are invited to do so. This form is provided as a convenient way to submit any questions you may have.
Please return your completed question form to our Share Registrar, Computershare Investor Services Pty Limited, GPO Box 782, Melbourne VIC 3001, or by facsimile to 1800 783 447 (outside Australia +61 3 9473 2555) by Thursday,
14 November 2013. The envelope provided for the return of your proxy form may also be used for this purpose.
You may also submit written questions to the auditor if the questions are relevant to the content of the auditor’s report or the conduct of the audit of the financial report to be considered at the AGM.
We will endeavour to address the more frequently raised questions during the course of the AGM. The most frequently asked questions, together with answers, will be made available at www.bhpbilliton.com.
Question(s):
Please mark X if it is a question directed to the auditor
1
2
3
4
5
Thank you for your time.
BHP Billiton Limited
A member of the BHP Billiton Group
which is headquartered in Australia
Registered in Australia ABN 49 004 028 077
BHPB
168427_01HWQG

BHP Billiton Limited
Registered in Australia
ABN 49 004 028 077
Proxy Form
All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 782 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 656 780
(outside Australia) +61 3 9415 4020
Facsimile (within Australia) 1800 783 447
Facsimile (outside Australia) +61 3 9473 2555
LODGEMENT OF YOUR PROXY FORM
This proxy form must be received by 12:30pm (Melbourne time, 9:30am Perth time) on Tuesday, 19 November 2013
Any proxy form (and any Power of Attorney under which it is signed) received after that time will not be valid for the scheduled meeting.
How to complete this proxy form
If you are unable to attend the Annual General Meeting to be held in Perth on Thursday, 21 November 2013 at 9:30am (Perth time), you are encouraged to appoint a person or body corporate who will attend as your proxy and exercise your right to vote your shares. Note that if you appoint a body corporate as your proxy, the body corporate should appoint a person as its representative at the Annual General Meeting in accordance with section 250D of the Corporations Act.
Appointment of a second proxy
A shareholder is entitled to appoint up to two proxies (whether shareholders or not) to attend the meeting and vote. A separate proxy form should be used for each proxy appointment. An additional proxy form will be supplied on request.
Directing your proxy how to vote
If you wish to direct your proxy how to vote (or to abstain from voting) on any resolution, place a mark (“X”) in the “For”, “Against” or “Abstain” box for each resolution. If you mark more than one box on a resolution, your vote on that resolution will be invalid. If you mark the “Abstain” box for a particular resolution, you are directing your proxy not to vote on your behalf on a poll and your votes will not be counted in computing the required majority.
IMPORTANT NOTE:
In this proxy form, BHP Billiton Limited and BHP Billiton Plc together are referred to as BHP Billiton.
The key management personnel (‘KMP’) of BHP Billiton (which includes each of the Directors) will not be able to vote as your proxy on Items 7, 8 and 9 unless you tell them how to vote or, if the Chairman of the Meeting is your proxy, you expressly authorise him to vote even though Items 7, 8 and 9 are connected with the remuneration of the KMP. If you intend to appoint a member of the KMP as your proxy, you can direct them to vote for or against or to abstain from voting on Items 7, 8 and 9 by marking the appropriate boxes on the proxy form.
Signing Instructions
You must sign this proxy form as follows in the spaces provided:
Individual: Where the holding is in one name, the proxy form must be signed by the shareholder or the shareholder’s attorney.
Joint holding: Where the holding is in more than one name, all of the shareholders should sign.
Power of Attorney: To sign under Power of Attorney, you must have already lodged the Power of Attorney with the Share Registrar for notation. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this proxy form when you return it.
Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this proxy form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can sign alone. Otherwise this proxy form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.
If a representative of a company shareholder or a company proxy is to attend the meeting the appropriate “Appointment of Corporate Representative Form” should be produced prior to admission. This form may be obtained from the Share Registrar.
Internet and Mobile voting
Go to www.bhpbilliton.com or www.investorvote.com.au then follow the instructions. You can also go directly to investorvote.com.au by scanning the QR Code below with your smartphone. To access these services you will require the Control Number, your Securityholder Reference Number (SRN) or Holder Identification Number (HIN), and postcode, each of which is printed at either the top or bottom of this form.
Any questions?
Telephone: (within Australia) 1300 656 780; (outside Australia) +61 3 9415 4020 if you have any questions on how to complete this proxy form or you would like an additional proxy form.
Documents may be lodged:
VIA THE INTERNET
www.bhpbilliton.com or
www.investorvote.com.au
(refer internet and mobile voting instructions above)
BY SMARTPHONE
Scan QR Code
BY MAIL OR FAX
Share Registrar
Computershare Investor Services
Pty Limited
GPO Box 782
Melbourne Victoria 3001 Australia
Within Australia 1800 783 447
Outside Australia +61 3 9473 2555
IN PERSON
Share Registrar
Computershare Investor Services
Pty Limited, Yarra Falls,
452 Johnston Street, Abbotsford
Melbourne Victoria 3067 Australia
BHPB
168427_01HWQG

Appointment of Proxy I/We being a member/s of BHP Billiton Limited and entitled to attend and vote hereby appoint the Chairman
of the Meeting
(mark box with an ‘X’)
OR
Write here the name of the person (or body corporate) you are appointing if this person is someone other than the Chairman of the Meeting.
or failing attendance at the Meeting of the person or body corporate named above, or if no person is named, the Chairman of the Meeting, to act generally at the Meeting on my/our behalf and to vote in accordance with the directions on this proxy form or, if no directions have been given and to the extent permitted by law, as he or she sees fit, at the Annual General Meeting of BHP Billiton Limited to be held at the Perth Convention and Exhibition Centre, 21 Mounts Bay Road, Perth Western Australia on Thursday, 21 November 2013 at 9:30am (Perth time) and at any adjournment or postponement thereof.
IMPORTANT NOTE:
The Chairman of the Meeting intends to vote undirected proxies against Item 23 and in favour of each other item of business. If the Chairman of the Meeting is your proxy (or becomes your proxy by default), by signing and returning this form you expressly authorise the Chairman to exercise your proxy on Items 7, 8 and 9 even though the Items are connected with the remuneration of a member of key management personnel. If you appoint the Chairman of the Meeting as your proxy you can direct the Chairman to vote for or against or abstain from voting on Items 7, 8 and 9 by marking the appropriate box below.
Please Note: to fully inform shareholders in exercising their right to vote, please be aware that if the Chairman of the Meeting is appointed as your proxy (or becomes your proxy by default), the Chairman of the Meeting intends to vote available proxies in the manner set out beside each resolution. This reflects the Board’s recommendation.
Voting directions to your proxy
Please mark X (within the box) to indicate your directions
For
Against
Abstain
For 1 To receive the 2013 Financial Statements and Reports for BHP Billiton
For 2 To appoint KPMG LLP as the auditor of BHP Billiton Plc
For 3 To authorise the Risk and Audit Committee to agree the remuneration of the auditor of BHP Billiton Plc
For 4 To renew the general authority to issue shares in BHP Billiton Plc
For 5 To approve the authority to issue shares in BHP Billiton Plc for cash
For 6 To approve the repurchase of shares in BHP Billiton Plc
For 7 To approve the 2013 Remuneration Report
For 8 To adopt new Long Term Incentive Plan Rules
For 9 To approve grants to Andrew Mackenzie
For 10 To elect Andrew Mackenzie as a Director of BHP Billiton
For 11 To re-elect Malcolm Broomhead as a Director of BHP Billiton
For 12 To re-elect Sir John Buchanan as a Director of BHP Billiton
For 13 To re-elect Carlos Cordeiro as a Director of BHP Billiton
For 14 To re-elect David Crawford as a Director of BHP Billiton
For 15 To re-elect Pat Davies as a Director of BHP Billiton
For 16 To re-elect Carolyn Hewson as a Director of BHP Billiton
For 17 To re-elect Lindsay Maxsted as a Director of BHP Billiton
For 18 To re-elect Wayne Murdy as a Director of BHP Billiton
For 19 To re-elect Keith Rumble as a Director of BHP Billiton
For 20 To re-elect John Schubert as a Director of BHP Billiton
For 21 To re-elect Shriti Vadera as a Director of BHP Billiton
For 22 To re-elect Jac Nasser as a Director of BHP Billiton
Against 23 To elect Ian Dunlop as a Director of BHP Billiton
PLEASE SIGN HERE This section must be signed in accordance with the instructions overleaf to enable your directions to be implemented.
Individual or Securityholder 1
Individual/Sole Director and Sole Company Secretary
Securityholder 2
Director
Securityholder 3
Director/Company Secretary
/ /
Contact Name
Contact Daytime Telephone
Date
168427_01HWQG
B H P B
1 6 8 4 2 7 A
XX
In addition to signing the proxy form in the above box(es) please provide the information above in case we need to contact you.